Pacer Funds Trust
16 Industrial Blvd, Suite 201
Paoli, Pennsylvania 19301

June 18, 2018

VIA EDGAR TRANSMISSION

Ms. Ashley Vroman-Lee
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	Pacer Funds Trust (the “Trust”)
Post-Effective Amendment No. 27 to the Registration Statement on Form N-1A (the “Amendment”)
File Nos.: 333-201530 and 811-23024

Dear Ms. Vroman-Lee:

This correspondence responds to comments the Trust received from the staff of the U.S. Securities and Exchange Commission (the “Staff” of the “Commission”) with respect to the Amendment and the series of the Trust listed in the attached Appendix A (each, a “Fund”, and collectively, the “Funds”).  For your convenience, the comments have been reproduced with responses following each comment. Capitalized terms not otherwise defined have the same meaning as in the Amendment.

Comment 1.	Please confirm whether the index provider for each Fund is affiliated with the Adviser.

Response:	The Trust confirms that the index provider for each Fund is not affiliated with the Adviser or the Distributor.

Comment 2.	Please provide a completed fee table for each Fund for the Staff’s review prior to effectiveness.

Response:	Each Fund’s completed fee table is identical and will appear as follows:

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.60%
Distribution and/or Service (12b-1) Fees	0.00%
Other Expenses*	0.00%
Total Annual Fund Operating Expenses	0.60%

      * Estimated for the current fiscal year.

Comment 3.	Please provide a copy of each Fund’s Index methodology for the Staff’s review.

Response:	A copy of each Fund’s Index methodology was sent to the Staff by email on June 18, 2018.

Comment 4.	With respect to the Pacer CFRA-Stovall Global Seasonal Rotation Index ETF, please revise the disclosure to clarify that the Fund’s exposure will be tied to a number of countries around the world.

Response:
The Trust notes that the Amendment currently discloses that the Fund’s underlying index tracks the performance of certain sectors within the S&P® Global 1200 index, which includes holdings from 30 countries and represents approximately 70% of total world market capitalization. While the Fund cannot predict the precise number of countries that will be included in the Fund’s holdings at any given time, the Fund expects that the construction of the Index will lead to the Fund being invested in a number of countries at all times, in keeping with the Staff’s expectations for a “Global” Fund as described in the proposing release for Rule 35d-1.[1] The following disclosure has been added to aid investors’ understanding of the composition of the S&P Global 1200 index: “The size of each region included in the S&P Global 1200 generally corresponds to the region’s relative size in the global equity market based on float-adjusted market values.”

1 See Investment Company Names, U.S. Securities and Exchange Commission, Release No. IC-22530 (Feb. 27, 1997) at 24.

Comment 5.	Please include in the Investment Strategy that each of the Funds can invest in other investment companies, which is noted as a Principal Risk for each Fund.

Response:
The Trust notes that the Amendment currently states under “The Fund’s Principal Investment Strategy” in each Fund’s summary section that “Under normal circumstances, at least 80% of the Fund’s total assets…will be invested in the component securities of the Index,…or in one or more ETFs that track the performance of an [underlying index’s] sector index included in the Index.”) (emphasis added). Consequently, the Trust respectfully declines to add additional disclosure regarding investing in other investment companies to each Fund’s strategy disclosure.

Comment 6.
For each of the Funds (excluding the Small Cap ETF), if there is a minimum market cap for inclusion in the applicable Index, please disclose such minimum amount. Specifically, address whether such Funds may invest in mid-cap and small-cap securities.

Response:
The Trust notes that the underlying indexes for each of the Pacer CFRA-Stovall Large Cap Seasonal Rotation Index ETF, Pacer CFRA-Stovall Equal Weight Seasonal Rotation Index ETF, and Pacer CFRA-Stovall Global Seasonal Rotation Index ETF are generally constructed to incorporate the largest companies in their respective equity universe. Because the minimum market capitalization for each index may vary over time and each index is recognized by investors as representing the large capitalization component of the applicable equity universe, the Trust respectfully declines to add disclosure regarding the minimum market capitalization. Additionally, the Trust does not believe that the risks associated with mid-cap or small-cap securities are principal risks of such Funds, and consequently disclosure regarding such companies has not been added to the Prospectus for the above-referenced Funds.

Comment 7.	Please explain supplementally why an index would have high turnover.

Response:
The “turnover” of an index is a function of the index’s methodology, including the frequency with which the index is reconstituted and the rate at which companies are added or deleted from the index during such reconstitutions. As disclosed in the Amendment, each Fund tracks a rules-based Index that is reconstituted twice each year and 100% of the Index constituents are replaced at the time of each reconstitution. As a result, each Fund may experience high portfolio turnover as a result of tracking the applicable Index.

Comment 8.	Under the heading “The Fund’s Investment Strategy” for each Fund, please clarify the reference to a “sector index included in the Index”.

Response:	The first sentence of the above-referenced section with respect to each Fund other than the Pacer CFRA-Stovall Global Seasonal Rotation Index ETF has been revised to read as follows:

“Under normal circumstances, at least 80% of the Fund’s total assets (exclusive of collateral held from securities lending) will be invested in the component securities of the Fund’s underlying Index or in one or more ETFs that track the performance of all or a portion of such component securities in the same approximate proportion as in the Fund’s underlying Index.”

The first sentence of the above-referenced section with respect to the Pacer CFRA-Stovall Global Seasonal Rotation Index ETF has been revised to read as follows:

“Under normal circumstances, at least 80% of the Fund’s total assets (exclusive of collateral held from securities lending) will be invested in the component securities of the Fund’s underlying Index, in investments that have economic characteristics that are substantially identical to the economic characteristics of such component securities (e.g., depositary receipts), or in one or more ETFs that track the performance of all or a portion of such component securities in the same approximate proportion as in the Fund’s underlying Index.”

Comment 9.
The Sector Rotation Risk disclosure under “Additional Information about the Principal Risks of Investing in the Funds” section is identical to the disclosure provided in the Fund Summary.  Please expand as required by Item 9 of Form N-1A.

Response:
The Trust has added the following disclosure to the above-referenced section: “Additionally, because each Index only includes securities from certain economic sectors, each Fund may underperform or be more volatile than a fund investing in a more or all sectors of the economy.”

Comment 10.	If the Fund is a party to an index licensing or sub-licensing agreement, please file a copy of such agreement as an exhibit to the registration statement.

Response:
The Trust notes that each Index is provided for use by the applicable Fund by the Adviser, which has licensed the index from the index provider. Because the Fund is not a party to any licensing or sub-licensing agreement with the Adviser, the Trust does not have an applicable agreement to file as an exhibit to its registration statement.

* * *

If you have any questions regarding the foregoing, please contact Michael D. Barolsky of U.S. Bancorp Fund Services, LLC at (414) 765-5586.

Sincerely,

/s/ Michael D. Barolsky
Michael D. Barolsky, Esq.
Vice President
U.S. Bancorp Fund Services, LLC,
as Administrator for the Trust

Appendix A

Pacer CFRA-Stovall Global Seasonal Rotation Index ETF
Pacer CFRA-Stovall Small Cap Seasonal Rotation Index ETF
Pacer CFRA-Stovall Large Cap Seasonal Rotation Index ETF
Pacer CFRA-Stovall Equal Weight Seasonal Rotation Index ETF